

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Jonathan Myers
Chief Executive Officer
Qomolangma Acquisition Corp.
1178 Broadway, 3rd Floor
New York, New York 10001

      Re: Qomolangma Acquisition Corp.
         Amendment No. 2 to Draft Registration Statement on Form S-1
         Submitted May 6, 2022
         CIK No. 0001894210

Dear Mr. Myers:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2022 letter.

Amendment to DRS

Cover Page

1. We note your response to comment 1. Please also discuss how, and the extent to which, the pool of available companies in the PRC may be limited including, for example, acknowledging whether certain industries may prohibit foreign investment.

Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christopher S. Auguste, Esq.